Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044 702-326-3615
June 24, 2024

VIA EDGAR AND CERTIFIED MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences 100

F Street, N.E.

Washington, DC 20549

Re: Nika Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023 File
No. 000-56234

Ladies and Gentlemen:

We, Nika Pharmaceuticals, Inc., are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 14, 2024 relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2023. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1. We note your response to prior comment two regarding your August 1, 2022 Cooperation Agreement with Nika BioTechnology, Inc., in which you indicate that you do not believe this comment applies to your facts and circumstances. Please revise your future filings beginning in your next Form 10-Q to disclose the facts and circumstances provided in your response. As part of such disclosure, provide updates as to the extent to which any expenses on the development of products under this Cooperation Agreement have been incurred to date by Nika Pharmaceuticals, Inc. or Nika BioTechnology, Inc.

As instructed, we will disclose the facts and circumstances provided in our previous response in our next Form 10-Q for the period ending June 30, 2024.

Should the Staff have additional questions or comments, please do not hesitate to contact the undersigned at dimitar.savov@ymail.com with a cc to Clifford Redekop at cliffredekop@gmail.com.

Sincerely,
NIKA PHARMACEUTICALS, Inc.
/s/ Dimitar Slavchev Savov
Dimitar Slavchev Savov, CEO

cc: Clifford P. Redekop, Secretary